# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WEIS MARKETS INC, CIK 0000105418
CUSIP: 948849104
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 1000 S SECOND ST, P.O. Box 471, SUNBURY, Pennsylvania (PA), 17801-047
Date of event which requires filing of this statement: 06/06/2025
Amends the filing with accession number 0000105418-16-000054
Filed by CIK 0001660465
Persons authorized to receive notices and communications: Colleen Ross Weis, c/o Weis Markets, Inc., 1000 S. 2nd Street, P.O Box 471, Sunbury, Pennsylvania (PA), 17801-047, (570) 286-4571

## Reporting persons
- Weis Colleen Ross (CIK 0001660465): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,248,102; shared voting power 0; sole dispositive power 1,248,102; shared dispositive power 0; aggregate amount beneficially owned 1,248,102 (5% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: WEIS MARKETS INC
Address of issuer's principal executive offices: 1000 S SECOND ST, P.O. Box 471, SUNBURY, Pennsylvania (PA), 17801-047
Comment: This Amendment No. 1 to the Schedule 13D originally filed by the Reporting Person on February 9, 2016 amends and restates Item 1 and Item 5.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Schedule 13D are incorporated herein by reference. As of the filing date of this Schedule 13D, the Reporting Person beneficially owned: 1,198,744 shares of Common Stock individually and 49,358 shares of Common Stock held in trust for her. Accordingly, as of the filing date of this Schedule 13D, the Reporting Person was the beneficial owner of an aggregate of 1,248,102 shares of Common Stock, representing approximately 5.0% of the outstanding Common Stock of the Company (based on the number of shares of Common Stock outstanding as of May 8, 2025 (26,898,443), as reported in the Quarterly Report on Form 10-Q filed with the SEC by the Company on May 8, 2025 less the 2,153,846 shares repurchased by the Company on June 6, 2025, as reported in the Current Report on Form 8 K filed with the SEC by the Company on June 6, 2025).

In addition, as of the date hereof, the Reporting Person along with the following persons have agreed to act together for purposes of voting the equity securities of the Company and therefore may be deemed a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (and to the knowledge of the Reporting Person the number of shares following such person's name are those owned or controlled by such person or any immediate family member of such person): Ellen W.P. Wasserman (3,324,544 shares held in trust based on a Schedule 13D Amendment No. 3 filed with the SEC on or about the date hereof); EKTJ Management LLC (based upon a Schedule 13D Amendment No. 2 filed with the SEC on or about the date hereof, 933,333 shares); Kathryn J. Zox (based upon a Schedule 13D Amendment No. 2 for EKTJ Management LLC filed with the SEC on or about the date hereof, 1,336,936 shares); Thomas H. Platz (based upon a Schedule 13D Amendment No. 2 for EKTJ Management LLC filed with the SEC on or about the date hereof, 903,467 shares); James A. Platz (based upon a Schedule 13D Amendment No. 2 for EKTJ Management LLC filed with the SEC on or about the date hereof, 916,667 shares); Jonathan H. Weis (based upon a Schedule 13D Amendment No. 2 filed with the SEC on or about the date hereof, 5,329,507 shares); Jennifer Weis (based upon a Schedule 13D Amendment No. 1 filed with the SEC on or about the date hereof, 1,281,006 shares) and the estate of Patricia G. Ross Weis (based on a Schedule 13D Amendment No. 3 filed with the SEC on or about the date hereof, 1,750 shares). Accordingly, as of the date hereof, such group may be deemed to beneficially own an aggregate of 15,275,312 shares of Common Stock representing approximately 61.7% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person to (i) Rows (7) through (10) of the cover page of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transaction in Common Stock during the past 60 days
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- Weis Colleen Ross: /s/ Colleen Ross Weis, Colleen Ross Weis (06/09/2025)